FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        November, 2003

Commission File Number:      0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive North Vancouver, British Columbia Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ A. David Long A. David Long, Corporate Secretary

Dated:   November 26, 2003

MIMAMAR MINING CORPORATION #300 - 889 Harbourside Drive, North Vancouver, B.C. CANADA V7P 3S1 Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

November 21, 2003	NEWS RELEASE 03-24	MAE - TSE MNG - Amex

Miramar Reports Third Quarter Financial and Operating Results
— Exploration Budget of $25 million planned for Northern Gold Projects in 2004 —

VANCOUVER — Miramar Mining Corporation (“Miramar”) today announced a consolidated net loss of C$5.7 million or $0.04 per share for the three months ended September 30th, 2003. Miramar ended the third quarter with working capital of $50.5 million of which $52.8 million is cash and cash equivalents.

“As difficult a decision as it was to cease underground mining at the Con Mine, from a business perspective there was just no other alternative”, said Tony Walsh, Miramar’s President & CEO. “However, despite the disappointing operational results, Miramar had an encouraging third quarter, with positive results from its on-going exploration at its 100% owned Hope Bay project, progress in permitting the Doris North development and the completion of an equity financing raising $35.1 million. “With our Yellowknife operations streamlined, our successes at Hope Bay and our newly acquired option to earn up to 60% in the George and Goose Lake properties, the future holds exciting opportunities for us”, said Mr. Walsh. “We believe our projects in the Canadian North hold tremendous potential for long-lived, low-cost gold production.”

During 2004 Miramar anticipates incurring exploration expenditures in excess of $25 million as a result of the recent option on the George and Goose Lake properties, which requires expenditures of $10 million in 2004. These expenditures will be combined with an exploration program expected to exceed $15 million at the 100% owned Hope Bay Project. “Our combined exploration program will be one of the largest in Canada”, said Mr. Walsh. “We anticipate that this level of exploration activity will generate some solid results in 2004 as we will be working on two of the largest, high grade undeveloped gold projects in the country”.

As announced on November 17, 2003, Miramar has entered into a letter agreement with Kinross Gold Corporation whereby Miramar can earn up to a 60% interest in the George and Goose Lake properties in the Canadian north. These properties contain a combined resource of 2 million ounces of gold comprised of an indicated resource of 4.37 million tonnes grading 9.8 g/t gold and an inferred resource of 1.88 million tonnes grading 9.9g/t gold.

On November 18, 2003 Miramar announced a financing of flow-through shares and non-flow-through units. The syndicate of underwriters has taken up all of the option to increase the size of the offering and Miramar should receive gross proceeds of approximately $18.5 million. The Company will also sell up to approximately an additional 350,000 flow-through shares at $3.65 per share. This financing ensures Miramar is in a position to incur this level of exploration expenditures and remain sufficiently well financed to advance the development of the high grade Doris North deposit at Hope Bay.

Third Quarter 2003 Results

Financial Results

For the three months ended September 30, 2003, the consolidated net loss was $5.7 million or $0.04 per share, including a charge for the estimated severance costs for terminated employees of Con Mine of $3.5 million. Without this charge, operating losses were $2.2 million. This compares with earnings of $1.2 million, or $0.01 per share, for the same period in 2002. Miramar anticipates that further provisions for closure related costs will be recorded in the fourth quarter of 2003 which could reduce fourth quarter earnings.

During the third quarter, Miramar invested $7.6 million at the Hope Bay project in exploration, permitting and mine development. At September 30, 2003, Miramar had working capital of C$50.5 million of which $52.8 million was cash and cash equivalents.

In the third quarter, Miramar realized an average selling price of C$503 per ounce of gold. This compares to the C$475 average price achieved in the same period in 2002. The average spot market price of gold was C$501 for the third quarter of 2003.

Yellowknife Operations

As was announced in August 2003, a detailed review of mining operations at the Con Mine resulted in a decision by the Company’s subsidiary Miramar Con Mine Ltd (“Con Ltd.”) to permanently cease underground operations at the Con Mine in Yellowknife. However, Miramar plans to remain a gold producer in Yellowknife through mid-2005 generating 55,000 to 65,000 ounces of gold over the 2004-2005 period from its adjacent Giant Mine. Giant ore will continue to be processed at the Con milling facility.

As reported through the course of this year, a number of issues affected mining operations in Yellowknife during 2002 and throughout 2003 that led to reduced gold production and increased costs. During the third quarter of 2003, the Con Mine delivered 60,843 tons grading 0.261 ounces of gold per ton, and the Giant Mine delivered 16,527 tons grading 0.385 ounces of gold per ton for processing at the Con mill. Combined, Miramar’s Yellowknife operations shipped 20,773 ounces of gold at a cash cost of US$406 per ounce versus 31,250 ounces at cash costs of US$233 per ounce in the same period in 2002. During the first nine months of 2003, Miramar’s Yellowknife operations produced and shipped 67,533 ounces of gold at a cash cost of US$412 per ounce versus 88,790 ounces at cash costs of US$254 per ounce in the same period in 2002.

Production issues in 2002 and 2003 were primarily related to shortfalls in both mined grade and tonnage at the Con Mine. Other contributing factors to the production shortfalls include a temporary shut down of the mill in May 2003, and a strengthening Canadian dollar offsetting some of the increases in US$ gold prices.

Production Outlook

As a result of the shutdown of mining at the Con Mine, Miramar now expects to produce approximately 80,000 ounces of gold in 2003, between 35,000 and 40,000 ounces in 2004 and between 20,000 and 25,000 ounces in 2005. Production in 2004 and 2005 will come primarily from ores mined at the Giant Mine.

Severance and Pensions

Con Ltd. recognizes the impact of its decision to wind down operations at the Con Mine, and will fully meet all obligations to its employees as they currently exist. As outlined above, Miramar expects that further charges for severance and pension costs will be booked in the fourth quarter of 2003.

Abandonment and Restoration

Miramar takes seriously its responsibilities for the abandonment and restoration of the Con Mine site. As announced on April 7, 2003, Con Ltd. sold its Bluefish hydroelectric power plant and placed the proceeds into a reclamation security trust to ensure the funding of the Con Mine site reclamation upon cessation of mining operations. As a result, up to $10 million is available to fund the reclamation obligations. This is more than the bonding requirements of $9.0 million and more than the estimated abandonment and restoration costs of $8.2 million for the Con mine site. These proceeds should enable Con Ltd. to fully meet the reclamation obligations at the Con Mine.

Hedging

The Board of Directors has approved a hedging policy and reviews the Company’s hedging position periodically. As at September 30, 2003 the Company had entered into the following gold contracts:

Period	Hedged Ounces	Average Price	Call Options Sold	Average Strike Price

2003	11,600	CAD$494

2004	24,400	CAD$478	36,000	CAD$478

	35,200		36,000

The fair market value at September 30, 2003 for the forward contracts was negative $1.7 and negative $2.3 million for the call options.

Unless otherwise indicated, all financial information in this news release is presented in Canadian dollars and in accordance with Canadian generally accepted accounting principles.

Forward Looking Statements

Statements relating to the expected future production and operating results and costs and financial condition of Miramar, estimates of timing and costs of environmental remediation programs, planned work at the Con Mine, the Giant Mine and the Hope Bay project, the George and Goose Lake properties and the expected results of work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “potential” and similar expressions, or that events or conditions “will,” “would,” “may,” “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral reserve and resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of Miramar’s properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental problems at

Miramar’s properties; the possibility of cost overruns or unanticipated expenses in the exploration work program; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2002 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions or other factors should change.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

For further information contact:
Anthony P. Walsh
President & CEO
Miramar Mining Corporation
Tel:  (604) 985-2572       Fax:  (604) 980-0731
Toll Free:  1-800-663-8780
Email:   info@miramarmining.com

Consolidated Financial Statements of

MIRAMAR MINING CORPORATION

For the periods ended September 30, 2003 and 2002

MIRAMAR MINING CORPORATION
Consolidated Balance Sheets
(expressed in thousands of dollars)

September 30, 2003 and December 31, 2002

	2003 (unaudited)	2002

Assets
Current Assets
Cash and cash equivalents	$ 52,769	$ 16,085
Short-term investments	--	23,694
Accounts receivable	1,139	1,157
Inventory (note 4)	9,957	11,163
Prepaid expenses	863	162

	64,728	52,261
Note receivable (notes 4 and 5)	9,486	--

Electric power receivable (note 4)	5,311	--

Capital assets (note 4)	133,737	128,732

Cash collateral deposits	6,338	6,338

Northern Orion Explorations, Ltd. (note 3)	15,023	15,173

Investment in Sherwood Mining Corporation	660	803

Other assets	117	116

	$ 235,400	$ 203,423

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$ 14,201	$ 11,229

Deferred gain (note 4)	5,311	--

Provision for site reclamation and closure costs (note 4)	9,531	9,142

Deferred post-retirement benefits	1,570	1,509

Future income tax liability	18,207	18,875

	48,820	40,755

Shareholders' equity
Share capital	350,748	313,808
Contributed surplus	744	688
Deficit	(164,912)	(151,828)

	186,580	162,668

	$ 235,400	$ 203,423

11/24/2003	Page 1

MIRAMAR MINING CORPORATION
Consolidated Statement of Operations
(expressed in thousands of dollars)

Nine month period ended September 30, 2003 and 2002

	3 months ended September 30		9 months ended September 30
	2003 (unaudited)	2002 (unaudited)	2003 (unaudited)	2002 (unaudited)

Revenue
Sale	$ 10,440	$ 14,835	$ 34,519	$ 41,958
Other income	1,465	261	2,845	566

	11,905	15,096	37,364	42,524

Expenses
Cost of sales	12,457	10,552	36,919	28,620
Depreciation and depletion	263	1,516	3,481	5,305
General and administration	833	1,094	2,858	2,591
Severances	3,505	--	3,610	--
Foreign exchange	(252)	55	(55)	9
Reclamation expense	625	592	1,511	1,268
Write down of mineral properties and other
assets (note 4)	--	--	7,280	--
Other expenses	87	--	161	--

	$ 17,517	$ 13,809	$ 55,765	$ 37,793

Earnings (loss) from operations before items noted
below	(5,613)	1,287	(18,401)	4,731

Equity loss	(15)	(10)	(142)	(351)

Earnings (loss) before income taxes	$ (5,628)	$ 1,277	$ (18,543)	$ 4,380

Income tax benefit (expense)	(60)	(71)	5,459	(223)

Net earnings (loss) for the period	(5,688)	1,206	(13,084)	4,157

Deficit, beginning of the period	(159,224)	(149,481)	(151,828)	(152,432)

Deficit, end of the period	$ (164,912)	$ (148,275)	$ (164,912)	$ (148,275)

Net earnings (loss) per share (basic and diluted)	$ (0.04)	$ 0.01	$ (0.10)	$ 0.05

Weighted average number of common shares	136,560,437	120,269,142	127,810,805	87,374,441

11/24/2003	Page 2

MIRAMAR MINING CORPORATION
Consolidated Statements of Cash Flows
(expressed in thousands of dollars)

Nine month period ended September 30, 2003 and 2002

	3 months ended September 30		9 months ended September 30
	2003 (unaudited)	2002 (unaudited)	2003 (unaudited)	2002 (unaudited)

Cash provided by (used in):

Operations
Earnings for the period	$(5,688)	$ 1,206	$(13,084)	$ 4,157
Items not involving cash:
Depreciation and depletion	263	1,516	3,481	5,305
Gain on sale of assets	--	(98)	--	(98)
Income taxes	--	--	(5,692)	--
Write-down of mineral properties and other assets	--	--	7,280	--
Reclamation	(293)	156	389	467
Equity loss	15	10	142	351
Other	(139)	(155)	(205)	(155)
Net change in non-cash working capital:
Decrease (increase) in accounts receivable	18	3,611	18	241
Decrease (increase) in inventory	(2,068)	50	(1,054)	(3,086)
Decrease (increase) in prepaid expenses	(225)	(100)	(701)	(417)
Decrease (increase) in accounts payable and
accrued liabilities	3,823	639	2,973	42

	(4,292)	6,933	(6,453)	6,808

Investments:
Expenditures on plant, equipment and
deferred exploration	(7,464)	(6,263)	(22,405)	(14,416)
Short-term investments	--	--	23,694	--
Investment in Hope Bay Gold Corp, net of cash acquired	--	16	--	(2,300)
Sale of assets	--	(3)	(172)	3,840
Collateral deposits	--	(6)	--	113

	(7,464)	(6,256)	1,117	(12,763)

Financing:
Issue of special warrants and common shares for cash	34,269	(644)	42,020	31,285

	34,269	(644)	42,020	31,285

Increase (decrease) in cash and cash equivalents	22,513	32	36,684	25,330

Cash and cash equivalents, beginning of the period	30,256	38,790	16,085	13,492

Cash and cash equivalents, end of the period	$ 52,769	$ 38,822	$ 52,769	$ 38,822

Non-cash investing and financing activities:
Increase in note receivable (note 4)	--	--	(9,367)	--
Sale of assets (note 4)	--	--	8,898	--

11/24/2003	Page 3

MIRAMAR MINING CORPORATION
Notes to the Consolidated Financial Statements
(unaudited)

NINE MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002

1.	Interim Financial Statements:

These interim consolidated financial statements of Miramar Mining Corporation (the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and they follow the same methods of application disclosed in the consolidated financial statements for the year ended December 31, 2002, except for those indicated below.

The accompanying interim unaudited consolidated financial statements include all adjustments that are, in the opinion of management, necessary for a fair presentation. These financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statement and accordingly the financial statements should be read in conjunction with the financial statements and notes thereto contained in the Company’s annual report for the year ended December 31, 2002.

2.	New Accounting Guidelines:

In February 2003, the Accounting Standards Board of the CICA issued Accounting Guideline No. 14 – Disclosure of Guarantees, which is effective for financial periods ending after January 1, 2003. The guideline requires the disclosure of guarantees including indemnification pursuant to contractual agreements.

As part of the arrangement to sell the Bluefish hydro-electric power plant (“Bluefish”) described in note 4 of these interim financial statements, the Company has completed an indemnity agreement with NERCO Minerals Company (“NERCO”), the previous owners of the Con mine, in which the Company agrees to hold NERCO harmless against any future third party claims that relate to environmental conditions of the Con mine. The terms of the indemnity agreement provide for no limitation to the maximum potential future payments under the guarantee. The Company has not provided for any current carrying amount of the liability, contingent or otherwise, for the obligations under the guarantee. The Company has granted the indemnification in order to allow NERCO to release a similar guarantee provided by Red Lion Management Ltd. (“Red Lion”) at the acquisition of the Con mine. Red Lion held a security interest in all the assets of the Con mine, including the Bluefish assets, as collateral for the indemnity against environmental liability given to NERCO. As security for the indemnification given to NERCO, the Company has granted security interest on the Con mine assets to NERCO and agreed that the net proceeds from the sale of these assets will be placed in a reclamation security trust, to be used to pay for the eventual reclamation of the mine.

3.	Northern Orion Explorations Ltd.:

On February 12, 2003, the Company granted an option to a third-party to purchase 22 million shares of its shares of Northern Orion Explorations Ltd. (“Northern Orion”) for consideration of $150,000. The option was exercisable at a price of $0.20 per share for total proceeds of $4.4 million, on or before August 5, 2003, subject to extension to November 5, 2003 for additional consideration of $50,000. The Company will retain the net proceeds royalty interest with Northern Orion as described in note 3 of the 2002 annual consolidated financial statements. In the third quarter the option expired without being extended.

11/24/2003	Page 4

MIRAMAR MINING CORPORATION
Notes to the Consolidated Financial Statements
(unaudited)

NINE MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002

4.	Property plant and equipment:

On April 4, 2003, the Company completed the sale of the Bluefish hydroelectric power plant to Northwest Territories Power Corporation (the “Power Corporation”). Bluefish is a 7.0 mega volt-ampere hydroelectric power generating facility, located 25 miles northwest of Yellowknife, which supplies power to the Con mine. Sale consideration includes a non-interest bearing note for $10 million payable on December 31, 2004, the supply of power to the Con mine, free of charge, equal to the historic generation profile of Bluefish until December 31, 2004 and the supply of power to the Con mine, free of charge, at an annual rate of 5 million kilowatts and 1,500 kilo volt-ampere of demand for a five year period from 2005 to 2009. The note receivable for payment of $10 million and the right to power to be supplied free of charge have been recorded at fair values $9.4 million and $7.0 million respectively.

In the second quarter of 2003, the Company recorded a write down of $7.3 million to reflect the revised forecast of cash flow from its Con mine operations reducing capital assets for the Con mine by $5.0 million and supplies inventory by $2.3 million. In addition, the Company increased the provision for reclamation for the Con mine by $0.5 million to reflect the lower number of gold ounces expected to be produced over the remaining life. On August 25, 2003, the Company made the decision to terminate mining from its underground operations at the Con mine in November, 2003. Mining will continue from the Giant mine and ore will continue to be processed at the Con mine milling facility.

5.	Cash collateral deposits:

On April 4, 2003, the Company completed an agreement with the Department of Indian Affairs and Northern Development (“DIAND”) to fund all remaining security deposits required by the water licence described in note 16 (d) of the 2002 annual financial statements for the Con mine by assigning the promissory note for payment $10 million from the Power Corporation (note 4) to a reclamation security trust. The Company will maintain the existing bond of $1.5 million described in note 8 of the 2002 annual financial statements until such time as the payment from the promissory note is made. The reclamation security trust will be used to fund the abandonment and reclamation of the site on completion of mining operations.

6.	Share Capital:

(a)	Authorized: 500,000,000 common shares without par value.

(b)	Issued:

	Number of Shares	Amount

Balance December 31, 2002	123,143,673	$ 313,808

Issued:
Common shares, net of costs	(5)
Future income tax effect of flow through shares	--	(1,760)
On exercise of warrants	71,343	104
On exercise of stock options	232,450	274

Balance March 31, 2003	123,447,466	$ 312,421

11/24/2003	Page 5

MIRAMAR MINING CORPORATION
Notes to the Consolidated Financial Statements
(unaudited)

NINE MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002

	Number of Shares	Amount

Issued:
Common shares, net of costs	3,475,000	6,992
Future income tax effect of flow through shares	--	(852)
On exercise of warrants	270,805	385

Balance June 30, 2003	127,193,271	$ 318,946

Issued:
Common shares, net of costs	16,797,000	32,554
Future income tax effect of flow through shares	--	(2,411)
On exercise of warrants	272,829	856
On exercise of stock options	669,100	803

Balance September 30, 2003	144,932,200	$ 350,748

On June 25, 2003, the Company completed a private placement of 3,572,000 flow-through common shares at a price of $2.10 per common share. The Company must incur Canadian exploration expenditures as defined by the Canadian Income Tax Act on the Hope Bay project in the amount of $7,501,200 by December 31, 2004. The agent for the flow though share offering received commissions of $437,850 on closing and an option to purchase 208,500 common shares at $2.10 per share that expires on June 25, 2004. The fair value of these options at the grant date was $75,000 and has been shown on a net basis in share capital.

On August 14, 2003, the Company completed a common shares offering with a Canadian broker on behalf of a syndicate of underwriters to issue 16,700,000 common shares at a price of $2.10 per share for gross proceeds of $35,070,000. The underwriters received commissions of $1,753,500 and an option to purchase 835,000 common shares at $2.10 per share that expires on February 14, 2005. The fair value of these options at the grant date was $410,000 had has been shown on a net basis in share capital. The Company plans to use the net proceeds of this financing to advance its Hope Bay project and for general corporate purposes.

(c)	Stock Options:

The Company’s stock option plan is described in note 10 (c.) of the consolidated financial statements for the year ended December 31, 2002. At September 30, the Company had stock options outstanding as follows:

	Shares Options	Average Exercise Price

Outstanding, beginning of year	4,276,721	$1.25
Granted	1,202,963	1.89
Exercised	(232,450)	1.18
Forfeited and expired	(4,000)	1.90

Outstanding, March 31, 2003	5,243,234	$1.40
Granted	71,355	1.51
Exercised	--	--
Forfeited and expired	--	--

Outstanding, June 30, 2003	5,314,589	$1.40

11/24/2003	Page 6

MIRAMAR MINING CORPORATION
Notes to the Consolidated Financial Statements
(unaudited)

NINE MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002

	Shares Options	Average Exercise Price

Granted	456,000	$2.14
Exercised	(669,100)	1.25
Forfeited and expired	(50,000)	1.14

Outstanding, September 30, 2003	5,051,489	$1.49

The Company has elected not to use the fair value methods of accounting for stock options. Accordingly during the year, no compensation costs were recorded in the statement of operations for options granted to employees. Had compensation costs been determined using the fair value based method at the grant dates for awards under the Plan, The Company’s pro forma net losses, losses per share and fully diluted losses per share would have been as follows:

9 months ended September, 2003

Pro forma net losses	$ (13,952)
Pro forma losses per share
Basic and fully diluted	$ (0.11)

The compensation costs reflected in these pro forma amounts were calculated using the Black-Scholes option pricing model assuming a risk-free interest rate of 4.3%, a dividend yield of 0%, an expected volatility of 55% and expected lives of stock options of 5 years. The Company has not included those options outstanding on the date of adoption of this new recommendation in the calculation of its earnings per share for the period.

(d)	Warrants and brokers compensation options:

At September 30, the Company had warrants and brokers’ compensation options outstanding as follows:

	Warrants	Average Exercise Price

Outstanding, beginning of year	10,479,539	$6.13
Exercised	(71,343)	1.46

Outstanding, March 31, 2003	10,408,196$	6.13

Expired	(9,688,428)	6.40
Exercised	(270,805)	1.42
Granted	208,500	2.10

Outstanding, June 30, 2003	657,463	$1.76

Expired	--	--
Exercised	(272,829)	1.79
Granted	835,000	2.10

Outstanding, September 30, 2003	1,219,634	$2.00

11/24/2003	Page 7

MIRAMAR MINING CORPORATION
Notes to the Consolidated Financial Statements
(unaudited)

NINE MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002

7.	Business Segments:

(a)	Reportable Segments – The Company’s two operating mines produce gold and are located in Canada. Hope Bay is an exploration stage gold property located in Canada. Reportable assets and revenues do not differ materially from the amounts disclosed in these consolidated financial statements, as there are no material inter-segment sales.

(b)	Geographic Segments – The Company operates in Canada.

The Company’s property, plant and equipment and expenditures, revenue and earnings (loss) before equity loss and income taxes by operating and geographic segment are as follows:

3 months ended September 30, 2003	Capital expenditures	Revenues	Earnings (loss) before equity loss and taxes

Gold operations	$ 70	$ 11,567	$(5,238)
Gold exploration	7,564	--	--
Other	(168)	338	(374)

	$ 7,467	$ 11,905	$(5,612)

3 months ended September 30, 2002	Capital expenditures	Revenues	Earnings (loss) before equity loss and taxes

Gold operations	$ 1,142	$14,834	$ 1,933
Gold exploration	5,498	--	--
Other	12	262	(647)

	$ 6,652	$15,096	$ 1,286

9 months ended September 30, 2003	Capital assets	Capital expenditures	Revenues	Earnings (loss) before equity loss and taxes

Gold operations	$ 6,685	$ 3,730	$ 36,503	$(16,401)
Gold exploration	126,048	18,769	--	--
Other	1,004	(92)	861	(2,000)

	$133,737	$ 22,407	$ 37,364	$(18,401)

6 months ended September 30, 2003	Capital assets	Capital expenditures	Revenues	Earnings (loss) before equity loss and taxes

Gold operations	$ 18,291	$ 4,216	$41,958	$ 6,477
Gold exploration	112,763	78,595	--	--
Other	1,055	18	566	(1,746)

	132,109	$82,829	$42,524	$ 4,731

11/24/2003	Page 8

MIRAMAR MINING CORPORATION
Notes to the Consolidated Financial Statements
(unaudited)

NINE MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002

8.	Financial Risk Management:

The Board of Directors has approved a hedging policy and reviews the Company’s hedging position periodically. As at September 30, 2003 the Company had entered into the following gold contracts:

Anticipated Delivery/Expiry	Hedged Ounces	Average price per ounce	Call options sold	Average price per ounce

2003	11,600	CAD$494	--	--

2004	26,400	CAD$478	36,000	CAD$478

	38,000		36,000

9.	Financial Instruments:

The fair value excess (deficit) of derivative instruments and investments in Sherwood, based on the quoted market value, at September 30 are as follows:

	Carrying value	Fair value

Investment in Sherwood	$ 660	$ 2,300
Derivatives:
Gold forward sales contracts	(26)	(1,686)
Gold calls sold	--	(2,313)

The Company has an agreement with a financial institution for the purchase and sale of swaps and derivatives that contain certain financial covenants that the Company must maintain with respect of net tangible assets, current ratio, total liabilities, trade creditors and liquid assets. If the Company fails to meet any of these covenants, the financial institution has the right to demand payment of the net value of any contracts that are outstanding at the time of default. As a result of the planned shutdown of underground mining at the Con mine, the Company may be in breach of certain of these financial covenants. However, the financial institution has agreed to modify affected covenants for a period of time which the Company believes is adequate to comply with the covenants.

10.	Subsequent Events:

(a) On November 3, 2003, the Company sold a portion of its shares in Northern Orion (described in note 3 of the 2002 annual financial statements) for proceeds of $2.5 million. As a result of the share restructuring completed by Northern Orion in June 2003, the number of shares held by the Company was reduced to 2.2 million, of which the Company has sold one million.

(b) On November 17, 2003, the Company entered into a letter agreement with Kinross Gold Corporation for an option to earn a 60% interest in the George and Goose Lake projects in Nunavut for expenditures of C$25 million over a two year period. Completion of the transaction is subject to due diligence and regulatory approval.

11/24/2003	Page 9

MIRAMAR MINING CORPORATION
Notes to the Consolidated Financial Statements
(unaudited)

NINE MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002

(c) On November 18, 2003, the Company entered into an engagement letter with two Canadian investment dealers (the “Underwriters”) with respect to a private placement of approximately 2,800,000 flow-through common shares at a price of $3.65 per share to raise proceeds of approximately $10,220,000 plus 1,000,000 units at $3.05 per unit to raise an additional $3,050,000 for combined gross proceeds of $13,270,000. Each unit will consist of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant will entitle the holder to purchase one common share at a price of $3.65 per common share for a period of 18 months following the closing date.

The underwriters have an option to increase the size of the offering by up to an additional 1,000,000 flow-through common shares and 500,000 units on the same terms and conditions for additional gross proceeds of up to approximately $5,175,000, exercisable up to November 19, 2003.

11/24/2003	Page 10

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW

Third Quarter Highlights

•	Continued exploration success at Hope Bay.

•	Equity financing of $35.1 million completed.

•	Termination of underground mining activities at the Con Mine announced; a result of continued poor mining performance.

•	Production of 20,773 ounces of gold at cash costs of US $406 per ounce resulting in consolidated net losses of $5.7 million; excluding severance costs recorded in the quarter for terminated Con mine employees, net losses were $2.2 million.

Following on the positive results of the second quarter drilling campaign, the Company continued to focus on extending the mineralization trends for both the Boston and Suluk deposits within the Hope Bay project. Results confirmed the potential for resources to be added at depth and along strike. In addition to ongoing exploration the Company continued to advance the Doris North project through the permitting process. During the quarter the Company received comments from the Nunavut Impact Review Board (“NIRB”) on the Doris North Draft Environmental Impact Study and has begun work towards submission of the final version of the study by the end of November. No comments were received that would indicate opposition to the construction of the Doris North mine and the Company continues to forecast start up of the mine in the fourth quarter of 2005.

In Yellowknife, operations continued to significantly under perform, due to ongoing ore losses, lower than expected grade and reduced recoveries for both free milling and refractory ores at the Con mine. After a detailed review of the mine’s performance it was determined that the Con mine could not be operated on a profitable basis and the Con operations could not achieve the Company’s stated goal of generating positive free cash flow. As a result, underground mining activities at the Con mine will be terminated by the end of November 2003. Mining operations will continue at Giant mine and ore will be processed at the Con mine mill facility. The termination of mining at the Con mine will result in the lay off of approximately 200 employees by the end of November. The continued poor mine performance at the Con mine resulted in production of only 20,773 ounces for the quarter, well below plan.

Cash costs per ounce were U.S. $406 per ounce in the third quarter. The most significant impact on the unit cost of production was lower than planned gold production, as shown in the table below. However, the change in the currency exchange rate between U.S. dollars and Canadian dollars significantly increased the unit costs when converted to U.S. dollars.

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

Q3 2003 versus plan:	Cash cost per ounce USD	Percentage of variance

Lower gold production	($ 97)	-59%
Higher operating costs	($ 25)	-15%
Currency exchange rate	($ 43)	-26%
Total	($165)

As a result of the shutdown of mining at the Con mine, the Company now expects to produce approximately 80,000 ounces for 2003, between 35,000 and 40,000 ounces in 2004 and between 20,000 and 25,000 ounces in 2005 from its Yellowknife operations.

EARNINGS AND CASH FLOW

For the three months ended September 30, 2003, consolidated net losses were $5.7 million or $0.04 per share, including a charge for the estimated severance costs for terminated employees of Con mine of $3.5 million; without this charge, operating losses were $2.2 million. This compares to net earnings of $1.2 million or $0.01 per share for the same period in 2002. The decrease in net earnings is due in large part to lower gold production in 2003, which was 10,477 ounces or 34% lower than the third quarter of 2002. Gold prices realized in the third quarter were higher than the same period of 2002; the average gold price realized in Canadian dollar terms in the third quarter was $503 per ounce compared to $475 per ounce realized in the same period of 2002 and the spot market for the third quarter of 2003 of $501 per ounce.

Cash from operations in the third quarter 2003 was an outflow of $4.3 million compared to an inflow of $6.9 million for the same period in 2002. As a result of the lower than planned production, the Company’s gold operations failed to generate net free cash, after deducting mine capital and development and corporate general and administrative costs (approximately $0.8 million in the third quarter of 2003 and $1.1 million in the third quarter of 2002). “Net free cash” generated from operations is a non-GAAP measure of financial performance which the Company uses to measure the net cash generated or used by its gold mining operations, and is derived by subtracting cash invested in mine capital and development at the Company’s operating mines from cash from operations as shown in the following table.

	Q3 2003	Q3 2002

Cash from operations*	$(4,292)	$ 6,933
Less: mine capital and development	(70)	(1,142)

Net free cash flow from gold operations	$(4,362)	$ 5,791

*Includes corporate general and administration

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

OPERATIONS OVERVIEW

Revenue

For the three months ended September 30, 2003, the Company produced 20,773 ounces of gold compared to 31,250 ounces in the third quarter of 2002. Revenue from gold sales was $10.3 million in the third quarter of 2003 compared to sales revenue of $14.8 million in the third quarter of 2002. During the third quarter of 2003, the Company realized US$360 per ounce of gold sold compared to US$304 per ounce realized in the third quarter of 2002. The average price for gold in the spot market was US$364 per ounce in the third quarter of 2003. In Canadian dollar terms, the realized price per ounce was $503 per ounce in 2003 as compared to $475 per ounce realized in the same period of 2002 and the spot market of $501 per ounce. Other income was $1.5 million in the second quarter of 2003, compared to $0.3 million for the same period of 2002. Included in the third quarter of 2003 was the realization of a portion of the gain on power credits received as part of the sale of the Bluefish hydroelectric facility as described in note 4 of the third quarter financial statements.

Mining Operations

The Yellowknife mining operations, consisting of the Con and Giant mines, fell significantly short of production targets with shipments of 20,773 ounces at cash costs of US $406 per ounce during the third quarter of 2003. For the corresponding period in 2002, operations produced and shipped 31,250 ounces at a cash cost of US $233 per ounce.

	Three months ended March 31		Three months ended June 30		Three months ended September 30		Nine months ended September 30
Yellowknife Operations	2003	2002	2003	2002	2003	2002	2003	2002
Giant - Refractory
Tons of ore processed	17,489	17,467	16,822	17,667	20,755	16,936	55,066	52,070
Average grade (oz per ton)	0.324	0.386	0.359	0.462	0.385	0.359	0.358	0.403
Average recovery rate (%)	85.78%	89.55%	82.48%	91.01%	85.21%	84.46%	84.53%	88.64%
Ounces of gold recovered	4,854	6,032	4,981	7,435	6,803	5,140	16,638	18,607
Con - Free Milling
Tons of ore processed	45,509	52,174	32,430	50,102	39,502	51,903	117,441	154,179
Average grade (oz per ton)	0.381	0.389	0.421	0.536	0.277	0.383	0.357	0.435
Average recovery rate (%)	92.91%	93.19%	92.25%	95.97%	85.21%	86.99%	90.69%	92.46%
Ounces of gold recovered	16,482	18,930	12,608	25,772	9,379	17,309	38,469	62,011
Con - Refractory
Tons of ore processed	17,284	23,853	2,771	22,644	21,341	22,709	41,396	69,206
Average grade (oz per ton)	0.244	0.323	0.201	0.327	0.231	0.275	0.234	0.309
Average recovery rate (%)	84.20%	87.27%	80.70%	89.03%	85.21%	83.88%	84.51%	86.89%
Ounces of gold recovered	3,548	6,729	449	6,598	3,940	5,242	7,938	18,569

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

Arsenic tailings
Tons of tailings processed	1,521	1,309	1,888	--	4,224	2,309	7,633	3,618
Ounces of gold recovered	455	673	531	--	1,075	1,332	2,061	2,005

Total gold ounces recovered	25,339	32,365	18,569	39,805	21,198	29,022	65,106	101,192

Total gold ounces shipped	28,237	31,749	18,524	25,791	20,773	31,250	67,533	88,790

During the third quarter, tonnage production from the Giant mine fell short of expectations due to delays in development activity; however, this was offset by continued grade gains from the Supercrest area. Total tons mined in the quarter were 16,527 tons or 85% of plan. The average grade mined was 0.385 or 114% of plan. The higher tonnage processed was attributed solely to the processing of stockpiled ore from the second quarter. At the Con mine both free milling and refractory performance was well below plan. During the quarter, gold recovered from mining totaled 21,198 ounces of which 20,773 ounces was shipped. The shortfall in Con refractory mine production for both tonnage and grade was the result of the failure of continuity with the ore zones within the AW trend. As a result Con refractory performance was only 55% of planned mining performance. Con free mill mining performance was also below plan by 36% due to substantially lower grade within various remnant mining blocks. These remnant areas have proven to be unreliable from a ground condition basis and with the estimated ore reserves; hence mining within these areas has been terminated.

	Three months ended March 31		Three months ended June 30		Three months ended September 30		Nine months ended September 30
Yellowknife Operations	2003	2002	2003	2002	2003	2002	2003	2002
Production Cost per Ounce Shipped $US
Direct mining expense*	293	237	471	285	371	227	372	247
Deferred mining expense (net)	(6)	3	(21)	1	--	(2)	(8)	1
Work-in-progress and other	27	--	(30)	(89)	25	8	11	(23)
Cash operating cost	314	240	419	197	395	233	374	225
Depreciation	21	15	32	19	8	17	21	17
Reclamation and mine closure	3	5	7	8	20	9	14	7
Other	1	5	8	2	2	6	3	5

Total production cost**	339	265	466	226	425	265	412	254

*Excludes the non-cash charge for “free” power as described below which is offset by a gain of equal value in Other Revenues.
**Excludes write down of assets and severance costs.

The significant increase in direct mining expenses per ounce of gold shipped in 2003 as compared to 2002 is due primarily to the significant shortfall in recovered ounces. Total Con mine operating costs were higher than cost in the previous period; however, the production shortfall was more significant as the ton and ounce return for mining dollars spent was adversely impacted by lower productivity for both free

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

milling and refractory ores. Operating costs were also impacted by higher labour benefit costs as provided for in the new collective agreements signed in 2002. The increase in deferred mining expenses resulted from lower produced ounces from the Con mine to amortize deferred development costs against. Total dollars deferred in the periods were similar, reflecting similar development activities. The increase in work-in-progress inventory per ounce over 2002 is the result of the build up of Con and Giant refractory ores stockpiled during May for which costs were deferred. Depreciation costs decreased year over year, but increased on a cost per ounce basis due to significantly lower units of production. Reclamation and mine closure costs includes an adjustment of as a result of the revised mine operating plan.

Operating Costs

The cost of sales in the third quarter of 2003 was $12.5 million compared to $10.6 million in the same quarter of 2002. The increase in the cost of sales was the result of a charge for the consumption of “free” power that was negotiated as part of the sale of Bluefish and is offset by a gain on the transaction recorded in other revenue for the same amount. General and administrative expenses in the third quarter of 2003 were $0.8 million which was lower than the same period in 2002 of $1.1 million due largely to timing differences. Depreciation and depletion expense in the third quarter of 2003 was significantly lower than the prior year, $0.3 million compared to $1.5 million as a result of the write down recorded in the second quarter of 2003 on the Con mine assets. Reclamation expense in the third quarter of 2003 was $0.6 million which is the same as the third quarter of 2002.

Hope Bay Exploration and Development Activities

The prime focus for the Company continues to be the Hope Bay project. The Company has undertaken a two-prong strategy to explore the project and to advance a portion of the project to a production decision. Exploration programs planned for 2003 for Hope Bay consist of two major components. The first was focused on the Deformation Zone trend in the Madrid area and related structures and comprised of 29,467 meters of core drilling. The other component targeting the deep potential below the Boston deposit had 8,850 meters of core drilling. On going regional exploration continued to search for new discoveries and included 4,296 meters of reverse circulation drilling.

Exploration programs began in mid-February with the commencement of drilling at Madrid. The program was successful in expanding mineralization at Suluk along strike and to depth. The positive results at Suluk led the Company to examine the potential for a higher tonnage bulk mining scenario. The summer drilling program was initiated in July, targeting both strike and dip extensions to the Suluk deposit as well as extensions to the Rand and Perrin mineralized systems. Although no significant high-grade intercepts

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

were encountered during the summer, the program continued to extend the low-grade and bulk mining potential of the Madrid system.

The deep drilling program at Boston was initiated in mid-March and continued in the third quarter. It successfully demonstrated the depth potential of the ore deposit. All holes intersected significant areas of intense alteration similar to that as seen shallower in the system. Overall the program successfully expanded the favorable horizon to depths of almost 1,400 meters, well below any previous results. In addition, all holes encountered gold values, suggesting the potential for additional resources. During the quarter, work commenced on a master hole which will provide a drill platform for continued deeper drilling by providing the base for a series of step-out holes to be wedged off the master hole. Technical difficulties forced a suspension of drilling from the master hole. This program is being re-evaluated and is proposed to be re-initiated in 2004.

Permitting continued throughout the period with NIRB completion of its review of the draft environmental impact study (“EIS”), consultations with Department of Fisheries on fisheries compensation requirements, and issuance of an EIS deficiency letter by NIRB in July. This letter provides the comments necessary to enable the Company to complete the final EIS which is now targeted for submission in by the end of November. No comments were received that the Company believes would indicate opposition to the construction of the Doris North mine and the Company continues to forecast start up of the mine in the fourth quarter of 2005. In the period, engineering activities were completed to support the EIS process and to allow for final design criteria development, such as the tailings impoundment design, additional cyanide destruction work and transportation studies.

Capital Programs

During the third quarter of 2003, the Company had capital expenditures of $7.6 million for Hope Bay exploration and project development activities. This compares with capital expenditures of $5.5 million for Hope Bay expenditures and $1.1 million for mine capital and development in the same period of 2002.

FINANCING AND LIQUIDITY

At September 30, 2003, the Company had consolidated working capital of $50.5 million compared to $41.0 million at the end of 2002. Of the $50.5 million working capital, $52.8 million was cash and cash equivalents compared to $39.8 million in 2002. In addition to the working capital, at June 30, 2003 the Company had $6.3 million in cash collateral deposits for reclamation bonds, unchanged from December 31, 2002 and $9.5 million in notes receivable from a transaction completed in the second quarter of 2003 for the sale of the Bluefish hydroelectric power plant (described below).

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

On April 4, 2003, the Company’s subsidiary completed the sale of the Bluefish hydroelectric power plant to the Northwest Territories Power Corporation (“Power Corporation”) for a promissory note in the principal amount of $10 million due on December 31, 2004. In addition (i) until December 31, 2004, the Power Corporation will continue to supply power equal to the historic generation profile of Bluefish to Con mine, free of charge; and, (ii) for the five year period 2005-2009, the the Power Corporation will provide power to the Con mine, free of charge, at an annual rate of 5 million kilowatts and 1,500 KVA of demand.

Bluefish is a 7.0 mega volt-ampere hydroelectric power generating facility, located 25 miles northwest of Yellowknife, which supplies power for use by the Con mine. As part of the arrangement to sell Bluefish, the Company granted an indemnity to NERCO Minerals Company (“NERCO”), the previous owners of the Con mine, in which the Company agreed to hold NERCO harmless against any future third party claims that relate to environmental conditions of the Con mine. The Company granted the indemnification in order to allow NERCO to release a security for a similar guarantee provided to it by Red Lion Management Ltd. (“Red Lion”) in connection with the acquisition of the Con mine. Red Lion held a security interest in all the assets of the Con mine, including the Bluefish assets, as security for the indemnity against environmental liability given by it to NERCO. As security for the indemnification given to NERCO, the Company granted a security interest on the Con mine assets to NERCO and agreed that the net proceeds from sale of these assets will be placed in a reclamation trust, to be used to pay for the eventual reclamation of the mine.

On June 25, 2003, the Company completed the private placement of 3,572,000 flow-through common shares (of which 3,475,000 were sold through an agent) at a price of $2.10 per common share. The Company must incur Canadian exploration expenditures as defined by the Income Tax Act (Canada) on the Hope Bay project in the amount of $7,501,200 by December 31, 2004. The agent received commissions of $437,850 on closing and an option to purchase 208,500 common shares at $2.10 per share that expires on June 25, 2004.

On August 14, 2003, the Company completed an equity financing transaction with a Canadian broker on behalf of a syndicate of underwriters to issue 16,700,000 common shares at a price of $2.10 per share for gross proceeds of $35,070,000. The underwriters received commissions of $1,753,500 and an option to purchase 835,000 shares at $2.10 per share that expires on February 14, 2005. The Company plans to use the net proceeds of this financing to advance its Hope Bay project and for general corporate purposes.

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company believes it has sufficient cash resources and liquidity to sustain its planned operations for the near term. The Company further believes that projected cash generated from the sale of Bluefish, and the Yellowknife operations is sufficient to meet its current and future closure obligations. The ongoing exploration and development of the Hope Bay project will require the Company to raise additional capital through one or a combination of project debt financing and equity offerings.

Liabilities and Contingencies

As a condition of a water license held by the Con mine, the Company maintains security deposits for the cost of future reclamation. On April 4, 2003, the Company completed an agreement with the Department of Indian Affairs and Northern Development (“DIAND”) to fund security deposits by assigning the $10 million promissory note from the Power Corporation to a reclamation security trust. The Company will also maintain the existing bond of $1.5 million described in note 8 of the 2002 financial statements until such time as the promissory note is repaid. The reclamation security trust will be used to fund the reclamation of the site on completion of mining operations.

In 1995, the Company entered into a joint exploration transaction with an investor that resulted in the sale of an interest in the assets comprising the Con mine. The transaction was based upon an independent valuation prepared for the Company. In 2000, Canada Customs and Revenue Agency (“CCRA”) issued a re-assessment notice challenging the valuation that formed the basis for this transaction. This re-assessment does not give rise to any taxes payable by the Company. However, as part of the transaction in 1995, the Company agreed to compensate the investor for any shortfall in the value of the assets transferred to a maximum of $2.7 million plus accrued interest, which amounts to approximately $1.7 million, such amounts to be payable should a ruling denying the transfer of certain tax pools be made against the Company. At present, the Company has requested information from CCRA and is awaiting a response. While management intends to strenuously defend the independent valuation, the outcome of this matter is not yet determinable. No provision for these costs has been recorded at September 30, 2003.

Commitments

To mitigate the risk of adverse price fluctuations and to ensure that the Yellowknife operations achieve cash flow projections necessary to complete the planned closure, and in accordance with the hedging policy authorized by the Company’s Board of Directors, the Company has entered into spot deferred forward sales contracts and written call options for a portion of the Yellowknife mines’ expected future production. This is in part because the mining operations have been historically high cost and the mines are not considered core assets. The Company has hedged in Canadian dollar terms to benefit from the

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

historically weak Canadian dollar by fixing prices in Canadian dollars. The Company does not hold these financial instruments for speculative or trading purposes, nor is the Company subject to margin requirements on any of its hedging lines. The Company however, has an agreement with a financial institution for the purchase and sale of swaps and derivatives that contain certain financial covenants that the Company must maintain with respect to net tangible assets, current ratio, total liabilities, trade creditors and liquid assets. If the Company fails to meet any of these covenants, the financial institution has the right to demand payment of the net value of any contracts that are outstanding at the time of default. As a result of the planned shutdown of underground mining at the Con mine, the Company may be in breach of certain of these financial covenants. However, the financial institution has agreed to modify affected covenants for a period of time which the Company believes is adequate to comply with the covenants.

The following table sets out the outstanding number of contract ounces, average expected realized prices and maturities for the gold commodity derivative contracts as at September 30, 2003:

Period	Hedged Ounces	Average Price	Call Options Sold	Average Strike Price

2003	11,600	CAD$494
2004	26,400	CAD$478	36,000	CAD$478
	35,200		36,000

The fair value of 36,000 ounces of other call options was negative $2.3 million at September 30, 2003 and was negative $4.3 million on December 31, 2002. The changes in the fair value of these call options will be recorded in financial statements at maturity in accordance with accounting recommendations in place prior to Oct 24, 2001, as the contracts were written prior to the date of issuance of the accounting recommendations for written call options. The fair value of the gold forward sales and spot deferred forward sales contracts was negative $1.7 million on September 30, 2003 and was negative $5.4 million on December 31, 2002 and the change in the fair value has not been recorded in accordance with accounting recommendations for hedging contracts.

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

SUBSEQUENT EVENTS

On November 3, 2003, the Company sold a portion of its shares in Northern Orion Exploration Ltd. (“Northern Orion”) for proceeds of $2.5 million. As a result of the share restructuring completed by Northern Orion in June 2003, the number of shares held by the Company was reduced to 2.2 million, of which the Company sold one million. The Company will retain the net proceeds royalty interest with Northern Orion as described in note 3 of 2002 annual financial statements.

On November 17, 2003, the Company entered into a letter agreement with Kinross Gold Corporation for an option to earn a 60% interest in the George and Goose Lake projects in Nunavut for expenditures of C$25 million over a two year period. Completion of the transaction is subject to due diligence and regulatory approval. (c)

On November 18, 2003, the Company entered into an engagement letter with two Canadian investment dealers (the “Underwriters”) with respect to a private placement of approximately 2,800,000 flow-through common shares at a price of $3.65 per share to raise proceeds of approximately $10,220,000 plus 1,000,000 units at $3.05 per unit to raise an additional $3,050,000 for combined gross proceeds of $13,270,000. Each unit will consist of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant will entitle the holder to purchase one common share at a price of $3.65 per common share for a period of 18 months following the closing date.

The underwriters have an option to increase the size of the offering by up to an additional 1,000,000 flow-through common shares and 500,000 units on the same terms and conditions for additional gross proceeds of up to approximately $5,175,000, exercisable up to November 19, 2003.

OUTLOOK

Based upon the production performance to date of the Yellowknife operations coupled with a detailed review of the future expectations it was determined that continued mine operations at the Con mine could no longer be profitably maintained nor could the Con operations achieve the Company’s stated goal of generating positive free cash flow. As a result, underground mining activities at the Con mine will be terminated by the end of November 2003. The Company anticipates that it may record further closure related provisions in the fourth quarter of 2003 which will result in lowering earnings. Mining rates at the Giant mine will be increased to 330 tons per day and Con milling schedules will be reduced to accommodate the lower tonnage. As a result the Company now expects to produce between 80,000 and 85,000 ounces for 2003. The focus of Con mine operating plans over the last several years has been to complete the treatment of the arsenic tailings, as the cost of treatment is significantly lower to the

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

Company if completed concurrently with gold operations. Significant progress has been made in 2003 to achieving this goal. It is now expected that movement of all remaining arsenic tailings into the processing plant will be completed by the fall of 2003 and final treatment is expected to be completed by the end of the first quarter of 2004.

The longer term outlook for the Company continues to be heavily weighted to the successful exploration and development of the Hope Bay project. As a result of the acquisition of Hope Bay Gold in 2002, the Company owns 100% of the Hope Bay project, which has measured and indicated resources of 1.6 million ounces of gold and inferred resources of a further 2.7 million ounces of gold. The Company’s strategy is to build an initial small, low capital cost mining operation that will generate significant cash flow to continue exploration and development of the Hope Bay belt. The feasibility study on Doris North projected positive economics; at US$325 per ounce (CA$512 per ounce) gold price the project has a 136% rate of return and generates $69 million cash flow after payback of construction capital.

The Company plans to continue to work towards making a development decision on the Doris North project, including advancement of the permitting process and negotiation of an Inuit Impact Benefits agreement. As previously announced it is now expected that by mid-2004 these processes will be completed and the Company will decide whether to commit to the construction process. If approved by the Company production could commence by late 2005.

RISKS AND UNCERTAINITIES

The Company must obtain additional capital to pursue its exploration and development work at Hope Bay. Given the nature of capital market demand for speculative investment opportunities, there is no assurance that additional financing will be available for the appropriate amounts and at the times required. The Company has developed a cash management plan that will enable it to invest on a priority basis in projects likely to generate favourable results in the near-to-medium term. The impact of fluctuations in the price of gold is a risk to the Company’s future profitability and cash flow. As the gold market price is denominated in U.S. currency, the Company is also at financial risk as the currency exchange rate between Canadian and U.S. dollars can fluctuate and impact the reported earnings and resulting cash flow. If the Canadian dollar strengthens compared to the U.S. dollar, revenue from gold sales, which is generated in U.S. dollars, will convert to fewer Canadian dollars available to pay for operating costs that are almost entirely incurred in Canadian dollars. However, the Company does not expect the current strengthening of the Canadian dollar to have a material impact on mining operations in Yellowknife as the Company had used a Canadian dollar gold price assumption of $478 in short-term cash forecasting for the purpose of establishing cut-off grades and life-of-mine planning.